

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via Facsimile
Donald W. Rowley
Chief Financial Officer
DecisionPoint Systems, Inc.
19655 Descartes
Foothill Ranch, CA 92610-2609

Re: DecisionPoint Systems, Inc.
Form 8-K filed June 21, 2011
File No. 000-54200

DecisionPoint Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 23, 2011
Form 8-K filed May 24, 2011
File No. 333-144279

Dear Mr. Rowley:

We have reviewed your letter dated July 18, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 7, 2011.

DecisionPoint Systems, Inc., File No. 000-54200

Form 8-K filed June 21, 2011

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial
Disclosure

The Company formerly known as Comamtech, Inc., page 39

1.   We note that on June 21, 2011, you dismissed Raymond Chabot Grant Thornton as your
        independent registered public accounting firm and approved the engagement of BDO
        USA, LLP.   We further note that you appear to have provided the disclosures required by
        Item 304 of Regulation S-K, relating to the change in independent registered public
        accounting firm, here rather than under Item 4.01 of Form 8-K. Please amend your filing
        to provide these disclosures under the proper item tag. This comment also applies to the
        Form 8-K/A filed on July 7, 2011 containing a letter from your former independent
        registered public accounting firm in exhibit 16.

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Note 3 – Acquisition of CMAC, page F-26

2.   We note your response to prior comment 9 and the revised statement of cash flows
        provided in exhibit A. Please tell us how you considered amending your previously filed
        financial statements to include the revised statement of cash flows. This comment also
        applies to Form 10-K for the Fiscal Year Ended December 31, 2010 and Form 10-Q for
        the Quarterly Period Ended March 31, 2011 filed by the predecessor.

Notes to Pro Forma Combined Balance Sheet

Note 1 – Basis of Presentation, page F-45

3.   We note that you did not present pro forma statements of operations for any period due to
        the fact that "Comamtech had disposed of all its operations prior to their year end of
        December 31, 2010."   However, we also note from Comamtech's filings prior to the
        merger that Comamtech reported losses from continuing operations for the year ended
        December 31, 2010 as well as the quarter ended March 31, 2011. Please explain in
        further detail why you did not present pro forma statements of operations reflecting
        Comamtech's losses from continuing operations. In this regard, your basis for omitting
        pro forma statements of operations under Article 11 of Regulation S-X is not clear.

DecisionPoint Systems, Inc., File No. 333-144279

Form 10-K for the Fiscal Year Ended December 31, 2010

General

4.   We note that you have not filed a Form 15 with respect to your reporting obligation under Section 12(g) of the Exchange Act as a result of the merger with Comamtech, Inc. Please advise.

5.   In your Form 8-K filed on May 24, 2011, you indicate that the company relied upon "Section 4(2) of the Act and/or Regulation D promulgated thereunder" in connection with the referenced private placement of securities.   Please clarify whether the unregistered sale of securities was made in reliance upon Rule 506 of Regulation D and, if so, why you did not file a Form D.

Item 1. Business, page 3

6.   We have reviewed your response to prior comment 1 and note your unsupported assertion that you are not substantially dependent on either of your two largest customers. Please provide us with a quantitative analysis supporting your statement. In your response, specifically indicate the percentage of your revenues generated by each customer and describe the material terms of your agreements. You should specifically discuss whether the agreements include purchase or other requirements as well as the term and termination provisions and disclose the terms of material agreements, including material customer agreements, in your filing. Note that confidentiality agreements between the parties are not a basis for omitting information required to be disclosed under Regulation S-K.

7.   We refer to your response to prior comment 2. Notwithstanding your statement that you do not want your competitors to have any knowledge of the terms and conditions of your agreements with suppliers, to the extent you have a material agreement with Motorola, please identify this supplier in your filing and include a description of the material terms of that agreement.

You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief